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                                   FORM 8-A

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             COMMUNITY BANKS, INC.
                             ---------------------
            (Exact Name of registrant as specified in its charter)

          PENNSYLVANIA                          23-2251762
          ------------                          ----------
     (State of incorporation)       (I.R.S. Employer Identification No.)

     Securities to be registered pursuant to Section 12(b) of the Act:
          Not Applicable

     Title of each class            Name of each exchange on which
     to be so registered            each class is to be registered

       Not Applicable                       Not Applicable
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____________________________      __________________________________

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [_]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

     Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Share Purchase Rights
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                               (Title of Class)
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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

     The following is a summary description of the Rights and the Rights Agreement. This description does not purport to be complete, is intended to provide a general description only, and is qualified in its entirety by the Rights Agreement between Community Banks, Inc. and Community Banks, as Rights Agent dated as of February 28, 2002. A copy of the Rights Agreement is available free of charge from the Rights Agent.

     On February 12, 2002, the Board of Directors of Community Banks, Inc. (the "Company") declared a distribution of one Right (a "Right") for each outstanding share of common stock, par value $5.00 per share, of the Company (the "Common Stock") to shareholders of record at the close of business on February 28, 2002 (the "Record Date").

     Purchase Price. Each Right initially entitles the registered holder to
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purchase from the Company one (1) share of Common Stock at a purchase price of
$25.00 (the "Purchase Price"), subject to adjustment as provided in the Rights Agreement. The Purchase Price is payable in cash, certified check, cashier's check, bank draft or money order unless the Board of Directors in its sole discretion, permits payment of the Purchase Price in whole shares of the Company's Common Stock having an equivalent market value.

     Issuance of Separate Rights Certificates. Initially, the Rights will be
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attached to all Common Stock certificates, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) business days following the date (the "Shares Acquisition Date") of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person")
has acquired, or obtained the right to acquire, (10%) percent or more of such outstanding shares of Common Stock, or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning ten (10%) percent or more of such outstanding shares of Common Stock.
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     Until the Distribution Date: (i) The Rights will be evidenced by the Common
Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date and prior to the Distribution Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

     Exercise of Rights. The Rights are not exercisable until the Distribution
     ------------------
Date and will expire at the close of business on February 28, 2012, unless earlier redeemed by the Company as described below.

     Adjustments to Prevent Dilution. The Purchase Price and the number of
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shares of Common Stock or other securities or property issuable upon exercise of the Rights, and, in certain circumstances, the number of Rights associated with each share of Common Stock, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common
Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one (1%) percent of the Purchase Price.

     The Company is not required to issue fractional shares and, in lieu thereof, an adjustment in cash may be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

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     Triggering Events
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     Section 11(a)(ii) Event. If (i) the Company or any Acquiring Person
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publicly announces that a person has become the beneficial owner of ten (10%)
percent or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the Board of Directors determines to be fair to and otherwise in the best interests of the Company and its shareholders), (ii) at any time after a Shares Acquisition Date, the Company is the surviving corporation in a merger, or the Company is the acquiring corporation in a statutory share exchange with an Acquiring Person in which the Common Stock of the Company is not changed or exchanged, (iii) at any time after a Shares Acquisition Date, an Acquiring Person engages in any one of a number of self-dealing transactions specified in the Rights Agreement, or (iv) during a time that there is an Acquiring Person, one or more specified events occur that result in such Acquiring Person's ownership interest in the Company being increased by more than one (1%) percent, the Rights Agreement provides that each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Any of these events are referred to as a "Section 11(a)(ii) Event."

     Upon the occurrence of a Section 11(a)(ii) Event or a Section 13 Event (described below), all Rights that are, or (under circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or certain related parties will be null and void.

     Rights are not exercisable following the occurrence of a Section 11(a)(ii) Event or a Section 13 Event until such time as the Rights are no longer redeemable by the Company.

     For example, at an exercise price of $25.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase $50.00 worth of Common Stock (or other consideration, as noted above) for $25.00. Assuming that the Common Stock had a

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per share value of $25.00 at such time, the holder of each valid Right would be entitled to purchase two shares of Common Stock for $25.00.

     The Board of Directors may, in its sole discretion, at any time after any person becomes an Acquiring Person and the Rights become exercisable and prior to the time that any person becomes the beneficial owner of fifty (50%) percent or more of the Company's Common Stock, exchange all of the then outstanding and exercisable Rights (except Rights which have been voided as set forth above) for Common Stock at an exchange ratio of one share of Common Stock per Right, subject to adjustment in accordance with the terms of the Rights Agreement.

     Section 13 Event. If at any time on or after a Shares Acquisition Date, (i)
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the Company is acquired in a merger or other business combination or share exchange transaction (other than a merger which follows a Section 11(a)(ii) Event), or (ii) fifty (50%) percent or more of the Company's assets or earning power is sold or transferred, then each holder of a Right (except Rights which have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. A Section 11(a)(ii) Event and a Section 13 Event are sometimes referred to as "Triggering Events."

     Redemption of Rights. In general, the Company may redeem the Rights in
     --------------------
whole, but not in part, at a price of $.001 per Right, at any time until ten
(10) business days following a Shares Acquisition Date. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than five (5%) percent of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Generally, immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 per Right redemption price.

     Under certain circumstances set forth in the Rights Agreement, the decision to redeem and certain other decisions shall require the concurrence of a majority of the Continuing Directors. The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an affiliate, associate or representative of any such person.

     Rights of Holders of Rights Certificates. Until a Right is exercised, the
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holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company for federal income tax purposes, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Amendment of Rights Agreement. Any of the provisions of the Rights
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Agreement may be amended by the Board of Directors of the Company prior to the
Distribution Date. However, no supplement or amendment may be made, without the approval of a majority of the Continuing Directors, that changes the Redemption Price, the Final Expiration Date or the Purchase Price or that reduces the number of shares of Common Stock for which a Right is exercisable. From and after the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or any affiliate or associate of such person), or to shorten or lengthen any time period under the Rights Agreement. However, on or after the Distribution Date, no amendment to lengthen the time periods governing redemption may be made at such time as the Rights are not redeemable or to lengthen any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or benefits to, the holders of Rights.

     Filing With Securities and Exchange Commission. A copy of the Rights
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Agreement has been filed with the Securities and Exchange Commission as an
Exhibit to a Registration Statement on Form 8-A dated February 27, 2002, and is available free of charge from the Rights Agent.

Item 2. Exhibits.

     Exhibit 1: Rights Agreement Dated as of February 28, 2002 between Community Banks, Inc. and Community Banks which includes as Exhibit "A" the Form of Rights Certificate and as Exhibit "B" the Summary of Rights Agreement



                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                         Community Banks, Inc.


                         DATE: February 27, 2002
                              --------------------------------------------------

                         BY: /s/ Eddie L. Dunklebarger
                            ----------------------------------------------------
                              Eddie L. Dunklebarger, Chairman, President and CEO

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